UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 1, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 30, 2011 of Global Ship Lease, Inc. (the “Company”) reporting that the Company had obtained a Loan-to-Value waiver. Attached hereto as Exhibit II is the waiver agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: December 1, 2011	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

2

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Obtains Loan-to-Value Waiver

LONDON, ENGLAND — November 30, 2011 — Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced that it had today entered into an agreement with its lenders to waive until November 30, 2012 the requirement under its credit facility to conduct loan-to-value tests.

The credit facility requires that loan-to-value, which is the ratio of outstanding borrowings under the credit facility to the aggregate charter-free market value of the secured vessels, cannot exceed 75%. Due to the current downturn in the containership market and consequent impact on vessel values, the Company previously anticipated that loan-to-value would exceed 75% at the scheduled test date of November 30, 2011. Accordingly, the Company engaged its lenders to waive the loan-to-value requirement.

Under the terms of the agreement, the loan-to-value test has been waived until the test due on November 30, 2012. The credit facility agreement provides that during the period of such a waiver:

•	Amounts borrowed under the credit facility will bear interest at LIBOR plus a fixed interest margin of 3.50%.

•	The Company will be unable to pay dividends to common shareholders.

•

Cash flow will be used to prepay borrowings under the credit facility; the amount of cash in excess of $20 million as at November 30, 2011 (and quarterly thereafter) will be the amount of the prepayment due December 31, 2011 (and quarterly thereafter).

If loan-to-value as of November 30, 2012 is not greater than 75%, as provided in the credit facility agreement, the fixed interest margin will become 3.00% (or 2.50% if loan-to-value is no more than 65%), dividends on common shares can be paid and the prepayment of borrowings will become fixed at $10 million per quarter.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Global Ship Lease’s long-term time charter contracts generate stable revenues and predictable cash flows, which are largely unaffected by the loan-to-value ratio. The strength of our business model has allowed us to suspend the testing of loan-to-value at a time when containership values continue to experience declines. The waiver insulates the Company, until November 30, 2012, from the volatility of asset values. Further, we are aggressively paying down debt, thus strengthening our balance sheet for the long-term benefit of shareholders. Since August 2009, we have reduced our debt by $100.1 million.” Mr. Webber concluded, “In a challenging global economic environment, our time charters continue to perform as expected. Our fleet of 17 vessels has an average remaining time charter duration of over eight years on a weighted basis, representing total contracted revenue of $1.2 billion. Only two of our 17 charters are due for renewal in the next five years. We maintain a positive long-term outlook on our future business prospects and intend to continue to focus on preserving the Company’s financial strength for the long-term benefit of Global Ship Lease and its shareholders.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at November 30, 2011 of 7.7 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 7.1 years, or 8.4 years on a weighted basis.

Exhibit II

Global Ship Lease, Inc

And the Borrowers listed in Schedule 1 of the Credit Agreement

Attn: Ian Webber / Susan Cook

Portland House

Stag Place

London SW1E 5RS

United Kingdom

Date: November 2011

Dear Sirs,

Re: the USD 800,000,000 revolving credit facility agreement dated 10 December 2007, as amended by pursuant to an Addendum No. 1 dated 10 December 2007, the waiver letter dated 19 March 2008, the further conditions letter dated 27 June 2008, the Addendum No. 2 dated 10 February 2009 and as amended and restated by an Amendment and Restatement Agreement dated 20 August 2009 (the Credit Agreement)

1.	We refer to the Credit Agreement. Capitalised terms used in this Letter, unless expressly defined in this Letter, have the same meaning herein as given to those terms in the Credit Agreement and the interpretative provisions of clause 1.2 of the Credit Agreement will apply.

2.	You have requested us to waive the requirement for the Leverage Ratio to be maintained at 75% or less as detailed in clause 16.15 of the Credit Agreement. We hereby agree that:

(a)	With effect from the Effective Date (defined below) the definition of Waiver Period in the Credit Agreement (other than in clauses 3.2(b) and 16.39 of the Credit Agreement) shall mean the period from and including the Effective Date until and including 29 November 2012; and

(b)	after the Effective Date, the Leverage Ratio shall next be tested on 30 November 2012;

3.	The Effective Date will be the date when the last of the following occurs:

(a)	each of the Borrowers has counter-signed this letter to indicate its agreement and willingness to be bound by the terms;

(b)	you have paid and we have received the Waiver Fee specified in paragraph 5.1; and

(c)	you have paid, and we have received, all other costs and expenses referred to in paragraph 5.2 of this Letter.

4.	Representations

By counter-signing this Letter, each Borrower makes the following representations to each Finance Party on the Effective Date.

4.1	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, this Letter and the transactions contemplated by this Letter.

4.2	Legal validity

(a)	Subject to any general principles of law limiting its obligations, its counter-signature of this Letter constitutes its legally binding, valid and enforceable obligation.

(b)	This Letter is in the proper form for its enforcement in the jurisdiction of its incorporation.

4.3	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, this Letter do not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

4.4	Authorisations

All authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Letter have been obtained or effected (as appropriate) and are in full force and effect.

4.5	Credit Agreement

Each Borrower makes the representations and warranties set out in clause 14 (Representations) of the Credit Agreement on the Effective Date, in each case as if references to the Credit Agreement are references to the Credit Agreement, as amended by this Letter, with reference to the facts and circumstances then existing.

5. Fees and Expenses

5.1	Waiver Fee

The Representative Borrower must, on or prior to the Effective Date, pay to the Facility Agent for and on behalf of the Lenders a waiver fee calculated at the rate of 0.20 per cent. of the Commitments of the Lenders as of the date of this Letter.

5.2	Expenses

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of this Letter.

5.3	Taxes

(a)	All payments to be made under this Letter must be made exclusive of any VAT or other tax and free and clear of any withholding or deduction.

(b)	If any withholding or deduction is required by law, the amount of the payment due from the Borrowers must be increased by an amount which (after making the deduction) leaves an amount equal to the payment which would have been made if no deduction had been made.

6.	Consents

Each Borrower:

(a)	agrees to the amendment of the Credit Agreement as contemplated by this Letter; and

(b)	with effect from the Effective Date, confirms that any guarantee or security given by it or created under a Finance Document will:

(i)	continue in full force and effect; and

(ii)	extend to the liabilities and obligations of the Borrowers to the Finance Parties under the Finance Documents as amended by this Letter.

7.	Miscellaneous

(a)	This Letter is a Finance Document.

(b)	Subject to the terms of this Letter, the Credit Agreement will remain in full force and effect and, from the Effective Date, the Credit Agreement and this Letter will be read and construed as one document.

8.	Counterparts

This Letter may be counter-signed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

9.	Governing Law and Jurisdiction

(a)	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Clause 37 of the Credit Agreement shall apply to this Letter as if set out in full herein.

Yours faithfully

ABN Amro Bank N.V.

in its capacity as Agent for and on behalf of the Lenders

Counter-signed by:

Representative Borrower

GLOBAL SHIP LEASE, INC.

By:

Original Borrowers

GLOBAL SHIP LEASE 1 LIMITED

By:

GLOBAL SHIP LEASE 2 LIMITED

By:

GLOBAL SHIP LEASE 3 LIMITED

By:

GLOBAL SHIP LEASE 4 LIMITED

By:

GLOBAL SHIP LEASE 5 LIMITED

By:

GLOBAL SHIP LEASE 6 LIMITED

By:

GLOBAL SHIP LEASE 7 LIMITED

By:

GLOBAL SHIP LEASE 8 LIMITED

By:

GLOBAL SHIP LEASE 9 LIMITED

By:

GLOBAL SHIP LEASE 10 LIMITED

By:

GLOBAL SHIP LEASE 12 LIMITED

By:

GLOBAL SHIP LEASE 13 LIMITED

By:

GLOBAL SHIP LEASE 14 LIMITED

By:

GLOBAL SHIP LEASE 15 LIMITED

By:

GLOBAL SHIP LEASE 16 LIMITED

By:

GLOBAL SHIP LEASE 17 LIMITED

By:

GSL ALCAZAR INC

By:

GLOBAL SHIP LEASE SERVICES LIMITED

By: